

May 14, 2015

Tammy Skalko
Chief Executive Officer
House of Bods Fitness, Inc.
5417 Napoli Cove
Lake Mary, Florida 32746

> **Re: House of Bods Fitness, Inc.**
> **Form 8-K**
> **Filed May 12, 2015**
> **File No. 000-55405**

Dear Ms. Skalko:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by amending your filing. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing any amendment to your filing we may have additional comments.

Item 4.01

1. We note that you reference the report of Terry Johnson as filed in your Form S-1/A. As required by Item 304(a)(1)(ii), please revise to specifically reference the years of such report. In this regard, referring a reader to your Form S-1/A is similar to incorporating by reference and the Form 8-K should stand on its own.

2. Please amend to include the Exhibit 16 letter from Terry Johnson as soon as possible.

Item 4.02

3. We note that you have provided Item 4.02 disclosure but the reasons for doing so are unclear. You state that due to your prior auditor's investigation by the SEC, you plan to reaudit the periods audited by the previous auditor. In this regard, to the extent your board of directors has determined that any previously issued financial statements should no longer be relied upon, please revise to identify such financial statements and your plan

for amending and restating such financial statements. If your board of directors has not identified financial statements that should no longer be relied upon, given your statement that you "do not believe there will be any significant differences between the previous amended registration statement and the proceeding annual report," please revise to remove such disclosure.

4. In addition, you also state that you in light of the previous auditor's investigation by the SEC, you believe you have material weaknesses in internal controls over financial reporting. Please note that your system of disclosure controls and procedures and internal controls over financial reporting are internally developed systems and processes to insure the integrity of your financial statements. In this regard, it unclear why the resignation and investigation of your previous auditor would cause you to determine that you have a material weakness in your internal controls. Furthermore, you state that you intend to amend your report on internal controls over financial reporting and evaluation of disclosure controls and procedures to reflect such weakness. Given that you have not filed your December 31, 2014 10-K, please tell us where you have previously filed such reports on your controls or revise to remove such disclosure.

5. In a related matter, to the extent you previously determined your disclosure controls and procedures and internal controls over financial reporting were effective and now believe such controls have a material weakness and are therefore not effective, please tell us how the resignation and investigation of your previous auditor brought you to this revised conclusion. Your response should address the period for which you have made such determinations. We may have further comment upon receipt of your response.

    We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

    In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please call me at (202) 551-3624.

Sincerely,

/s/ Heather Clark

Heather Clark
Staff Accountant